Plan Investment Fund Overview
For more information, please call:
800.621.9215
Administered since 1999 by BCS Financial Services, Plan Investment Fund, Inc. (PIF) was created more than two decades ago to provide Blue Cross and Blue Shield companies with a short-term cash management tool administered exclusively for the benefit of its investors. As of June 30, 2010, PIF reported approximately $1.2 billion in invested Blue Cross and Blue Shield system assets.
A System-Wide Solution
PIF invests on behalf of over 30 Blue Cross and Blue Shield licensees, affiliates, and the Blue Cross and Blue Shield Association. PIF characteristics include:
•	Average balances of nearly $2 billion in 2009.

•	SEC registered money market fund.

•	Investment Management by BlackRock Institutional Management Corporation.

•	Securities Valuation Office (SVO) rating of 1.

•	Two portfolios: Government/REPO and Money Market.

•	Board of Trustees presently composed of current and former Blue Cross and Blue Shield system senior executives.
Managerial and Administrative Excellence
PIF Investors benefit from financial management services provided by BlackRock Institutional Management Corporation and financial administration services provided by BCS Financial Services. BCS Financial Services:
•	Maintains financial and accounting records other than those of the investment advisor.

•	Supervises the performance of administrative and professional services.

•	Monitors and notifies PIF of eligibility of current and prospective investors.

•	Receives and processes applications from present and prospective investors.

•	Coordinates preparation of reports for the Fund’s Participation Certificate holders and SEC.
Participation Certificates of the PIF portfolios are offered only by prospectus. A copy of the prospectus, current as of its date, accompanies this information.
An investment in PIF is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government entity. Although PIF seeks to preserve the value of investments therein at $1.00 per participation certificate, it is possible to lose money by investing in PIF.